United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


                         For the month of January 2002


                               ICICI Bank Limited
                (Translation of registrant's name into English)

                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F
                                 ---                ---

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                        Yes                No. X
                           ---                ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS

Item
----
1.    Press announcement by ICICI Bank Limited.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 18, 2002


                                                   ICICI Bank Limited


                                                   By: /s/ Bhashyam Seshan
                                                       -------------------------
                                                       Name: Bhashyam Seshan
                                                       Title: Company Secretary

                                                            ICICI Bank Limited
                                                            ICICI Towers
                                                            Bandra Kurla Complex
          [ICICI Bank logo]                                 Mumbai 400 051
          ----------------------------------------------------------------------


           Press Release                          Mumbai, January 18, 2002


                    ICICI Bank's Board to Consider Interim Dividend
                    -----------------------------------------------


           ICICI Bank Limited (NYSE: IBN) has already intimated the stock exchanges that the Board of Directors of ICICI Bank, at its forthcoming Meeting to be held on January 22, 2002, at Mumbai, will consider the audited financial results for the nine months ended December 31, 2001.

           It has now been decided that the Board of Directors of ICICI Bank will also consider payment of interim dividend to equity shareholders, subject to approval of the Reserve Bank of India.



           For investors' queries, contact :

                      Shri Bhashyam Seshan
                      Phone:  (91)-22-653 8420 or 653 7560
                      e-mail: bhashyams@icicibank.com

           ---------------------------------------------------------------------
           Except for the historical information contained in this Press Release, statements in this Press Release which contain words or phrases such as "will" and similar expressions or variations of such expressions may constitute "forward looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include exposure to market risks as well as other risks detailed in the report filed by ICICI Bank Limited with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events of circumstances after the date thereof.